MINUTES OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS

                                       OF

                                BIORELEASE CORP.

Upon previous notice to all Directors of the Corporation and at the call of the Chairman, Richard Schubert, the Board of Directors of Biorelease Corp. convened by teleconference at approximately 10:30 AM, January 19, 2000. On the phone were Directors Whitney and Schubert along with Dr. Reeves, President of the Company, who placed the call at the request of the Chairman. Dr. Reeves acted as Secretary, Pro Tem for the meeting.

Mr. Schubert asked Dr Reeves to report on the recent recision order by the Texas Court relating to the longstanding Genesis matter. After each Director had had a chance to ask further questions, it was

         VOTED to ratify the Texas Court recision order effective January 13, 2000 of the Genesis transaction of March 31, 1994 relating to the previous issue of 1.5 million shares in the Company, thereby canceling the 1.5 million shares previously issued to Genesis, currently held by Genesis (1.4 million shares) and William E. Bowers (100,000 shares).

         FURTHER to reissue to RT Robertson Consultants or assigns 1.5 million new shares, as such have been committed under the Asset Agreement effective June 30, 1999. Such reissued shares shall be reissued in the following denominations and to the following parties:

                  50,000 restricted shares (single certificate) to be issued to US Benefits Trust

                  100,000 unrestricted shares to be issued to Robert B. Todd, all shares to be registered on Form S-8 for services provided to the Company.

                  100,000 restricted shares to be issued to RT Robertson Consultants, Inc. to replace certificate originally issued to Genesis and subsequently transferred to Wm. Bowers (Certificate # 59635), such to be reissued upon receipt and cancellation of original certificate from Bowers.

                  1,250,000 restricted shares to be issued to RT Robertson Consultants, Inc. in a single certificate.

Mr. Schubert then asked Dr. Reeves to update the Board about the Polar transaction. Reeves explained that both the S-4 and S-1 draft registrations had been reviewed by Counsel and the Auditor and were ready for release. After each Director was given the opportunity to ask questions and make comments, it was

         VOTED to authorize Dr. Reeves to file Form S-4 & S-1 registration documents with SEC relating to the Polar transaction and the spin off of the Subsidiary.

         FURTHER to set the record date for the stockholder meeting to approve the Polar transaction as well as for the spin off of the Subsidiary at March 15, 2000.

There being no further business to come before the Board, the teleconference meeting was adjourned at approximately 10:45 AM.





/s/ R. Bruce Reeves
--------------------------------------
R. Bruce Reeves, Secretary Pro tem